Exhibit 99.1

Freightos Announces Board of Directors Change

February 8, 2024 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today announced that William Chin, Head of Commodities at the Singapore Exchange stepped down from the board of directors, and that Carl Vine, Co-Head of Asia-Pacific Equity Investing at M&G Investments, was appointed to the board.

Carl Vine joined the M&G Equity team in 2019 and has 27 years of investment experience. Prior to folding it into M&G, Carl co-founded Port Meadow Capital Management, a boutique investment firm, in 2014. In his earlier career, he held Managing Directorships at both SAC Capital and UBS in Hong Kong. He began his career with Prudential Portfolio Managers in London in 1997 and went on to spend considerable time living and working in the Asia Pacific region. He holds a Bachelor of Arts (Hons) in Politics, Philosophy & Economics from Oxford University.

Carl brings to Freightos’ board a wealth of experience and a proven track record in investing in innovative growth companies focused on disruptive technologies. Carl currently serves as a board member at Trieye, a fabless semiconductor company, and at NoTraffic, an AI-powered traffic signal platform developer.

Carl, who represents M&G Investments, the largest Freightos investor as of the latest available reports, said, "I believe strongly in Freightos’ vision to digitalize the freight industry. They have an innovative platform which has already demonstrated strong network effects and industry traction, aligning perfectly with the future of global trade. Further, Freightos’ contribution to decarbonization through better capacity utilization and better carbon footprint visibility is commendable and aligns with a core mission of M&G. M&G is committed to a long term relationship with the Freightos team and I look forward to contributing my experience to support the company's journey towards sustainable, capital-efficient growth."

Zvi Schreiber, CEO of Freightos, said, "We are grateful for William Chin’s contributions and welcome Carl Vine's fresh perspectives and insights, which are crucial for our journey to become the leading platform in our industry and to create long-term value for our shareholders."

About Freightos

Freightos® (NASDAQ: CRGO) operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com